Filed by ChoiceOne Financial Services

Commission File Number: 000-19202

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: County Bank Corp.

ChoiceOne Financial Services, Inc. 17.36% return on stock investment for 2018* *Based on S&P Global Market Intelligence calculation from December 2017 through December 2018 3,600 volunteer hours $160,000 in community donations and sponsorships 2018 ANNUAL REPORT

CONSOLIDATED FINANCIALS

	2018	2017	2016	%Change
For the Year (Dollars in Thousands)				
Net income	$7,333	$6,168	$6,090	19%
Cash dividends declared	$2,572	$2,317	$2,231	11%
Per Share*				
Net income	$2.03	$1.70	$1.68	19%
Cash dividends declared	$0.71	$0.64	$0.62	11%
At Year-End (Dollars in Thousands)				
Gross loans	$409,073	$398,785	$369,000	3%
Deposits	$577,015	$539,853	$512,386	7%
Ratios				
Return on average assets	1.15%	0.98%	1.04%	17%
Return on average shareholders' equity	9.55%	8.22%	8.44%	16%


$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
2016
2017
2018
NET INCOME ($000)


$570,000
$540,000
$510,000
$480,000
$450,000
$420,000
$390,000
2016
2017
2018
DEPOSITS ($000)


1.20%
1.10%
1.00%
.90%
.80%
.70%
.60%
2016
2017
2018
RETURN ON AVERAGE ASSETS (%)


$420,000
$400,000
$380,000
$360,000
$340,000
$320,000
$300,000
2016
2017
2018
GROSS LOANS ($000)


10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
2016
2017
2018
RETURN ON AVERAGE EQUITY (%)


$0.70
$0.65
$0.60
$0.55
$0.50
$0.45
$0.40
2016
2017
2018
CASH DIVIDENDS DECLARED ($ Per Share*)

*Per share amounts have been adjusted for the 5% stock dividends paid in May 2017 and May 2018.

Rockford ribbon cutting ceremony left to right: Adom Greenland, Todd LaVictoire, John Harpst, Skylet Cummings, Lucas Marble, Tom Lampen, Kelly Potes, Kent Gagnon, Andrea Nemes, Roxanne Page, Tom Novakoski, Scott Vyn, Gina Paul, and Mary Johnson. GREETINGS We are pleased to report ChoiceOne realized its tenth consecutive year of record net income of $7.3 million. This strong performance happens when a bank continues to mark record breaking financial results, open new high-tech branches, win awards, partner with Fintech firms, expand services and aspire to further growth in Michigan. NEW BRANCH OFFICES In 2018, ChoiceOne expanded our community bank franchise in West Michigan and opened a full-service branch office in Downtown Grand Rapids at 330 Market Avenue SW. This branch is also home to our Grand Rapids commercial lending and mortgage team who are seasoned professionals with many years serving the Grand Rapids Market. We also opened a second full-service branch office in Rockford at 590 East Division Street NE. These new branches are located in high-traffic, growth areas and increase our locations to 14 full-service offices allowing us to reach more families and businesses in our broadened footprint. LOAN GROWTH Commercial lending was solid in West Michigan and we were pleased to loan money to entrepreneurs who are just starting their businesses and to many companies who are expanding their organizations. We were able to help rebuild a community icon after a fire destroyed it, build a new hotel and remodel a church...examples of our diverse portfolio for which we continue to value and preserve. ChoiceOne also experienced growth in both mortgage and home equity loans during 2018. With our ability to reach further into West Michigan in 2019 with our new Grand Rapids office, we look forward to serving more individuals and families with their home mortgage needs. ChoiceOne continues to offer an expansive line of mortgage options including a competitive construction product as well as government-backed programs, conventional and portfolio mortgages.

AWARD WINNING TECHNOLOGY The financial industry is changing rapidly and so are the expectations of our customers. As part of our vision to be the best bank in Michigan, we are committed to innovation. Yet, we respect that our customers prefer many different banking channels from traditional to digital. ChoiceOne Bank was selected as one of the country’s “Most Innovative Community Banks” from research conducted by the Independent Community Bankers of America® (ICBA), the nation’s voice for over 5,800 community banks. Twenty community banks were chosen throughout the country for their innovation in the areas of technology, products and branch design. In addition to this award, ChoiceOne was nominated for multiple other awards highlighting our innovative technology and marketing. In addition, ChoiceOne recently announced a digital service using Voice Bill Pay through Amazon Alexa. Using Alexa with the Voice Bill Pay feature allows ChoiceOne customers hands-free bill payments as well as reviews of upcoming payments. Once payments are set up in ChoiceOne Bill Pay, customers can pay their bills safely and securely without their laptops, tablets or smartphones. They can just ask Alexa to pay their bills. Grand Rapids Team from left: Scott Jongsma, Bernie Seals, Aaron Griffin, Eunice Lopez-Martin and Troy Butler III. GIVING BACK ChoiceOne Bank continues to expand our focus on corporate social responsibility as we grow our roots deeper into West Michigan. ChoiceOne Bank has been an advocate for our communities for 120 years. Giving back is ingrained in our culture. Last year our employees graciously volunteered over 3,600 hours in the communities we serve, and the Bank provided over $160,000 in community donations and sponsorships representing over 2% of our 2018 net income. These numbers reflect our commitment as an organization to the communities we serve.

Paul L. Johnson Chairman of the Board Kelly J. Potes CEO and President “When you have a vision To Be the Best Bank in Michigan... change presents opportunities.” STRATEGIC MERGER As you may know, on March 25, 2019, we announced that ChoiceOne and County Bank Corp, parent company of Lakestone Bank and Trust, signed a definitive merger agreement pursuant to which County Bank Corp will combine with ChoiceOne Financial Services, Inc. in a strategic merger. The transaction is expected to close in the second half of 2019, pending satisfaction of customary closing conditions, including receipt of shareholder and regulatory approvals. The merger is an all-stock transaction and will create an approximate $1.3 billion-asset bank holding company with 28 offices in West and Southeastern Michigan making it the 12th largest bank holding company in Michigan based on asset size. Located on opposite sides of the state, our two community banks share the same culture, values and commitment to serve our customers. Lakestone Bank & Trust is a $616 million asset community bank with 14 locations serving Southeastern Michigan for over 117 years. Because of our separate, but similar markets, this combination will result in an exceptional company and present efficiencies and new growth opportunities in our expanded network across Michigan. LEADERSHIP CHANGES In 2018, we appointed Greg L. Armock and Bradley F. McGinnis to serve on the Boards of Directors of ChoiceOne Financial Services, Inc. and ChoiceOne Bank and look forward to their clear insight into growth and development in our communities. At the same time, we bid a sincere farewell to K. Timothy Bull, Raymond A. Lanning and Dennis C. Nelson, D.D.S. as they leave our Boards of Directors. We also announced the retirement of Sheila Clark, Senior Vice President and Human Resource Director. With a successful banking career spanning over 42 years with ChoiceOne Bank, it goes without saying we will miss her leadership, expertise and grace. Your Board of Directors, management and everyone at ChoiceOne Bank take our mission to provide superior service, high-quality advice and show our utmost respect to everyone we meet seriously. At the end of the day, it is how we treat one another that will set us apart...and make us the best bank in Michigan. We have a team that really cares, and it shows. Thank you for your care and support of ChoiceOne. Paul Johnson Kelly Potes

From left standing: James Bosserd, Bradley McGinnis, Kelly Potes, Keith Brophy and Greg Armock.
Seated: Jack Hendon, Roxanne Page, Paul Johnson and Nels Nyblad.

BOARD OF DIRECTORS

Greg L. Armock
President
Armock Mechanical Contractors Inc.

James A. Bosserd
Former Chief Executive Officer
ChoiceOne Financial Services Inc., and its subsidiaries

Keith D. Brophy
Director
Emergent Holdings
Business Lab

Jack G. Hendon
Co-founder and Partner
H&S Companies

Paul L. Johnson
Chairman of the Board
Former President
Falcon Resources, Inc.

Bradley F. McGinnis
President
Mega Wall Corporation

Nels W. Nyblad
President
Nyblad Orchards

Roxanne M. Page
Vice Chairperson of the Board
Certified Public Accountant, Partner
Beene Garter LLP

Kelly J. Potes
Chief Executive Officer and President,
ChoiceOne Financial Services, Inc. and its subsidiaries

SENIOR MANAGEMENT

Lee A. Braford
SVP Chief Credit Officer

Adom J. Greenland
SVP Chief Operating Officer

Bradley A. Henion
SVP Chief Lending Officer

Mary J. Johnson
SVP Operations / Cashier

Thomas L. Lampen
SVP Chief Financial Officer

Kelly J. Potes
President / CEO

our mission
to provide superior service, high quality advice, and show our utmost respect to everyone we meet.

VICE PRESIDENTS Brian R. Bacon Commercial Loan Officer Jennifer M. Bellamy Commercial Loan Officer Patricia J. Brown Commercial Loan Officer Troy Butler III Grand Rapids Market Executive Kent G. Gagnon Business Development Denise L. Gates Regional Banking & Consumer Loans Gary B. Hall Mortgage Sales Manager Trenton J. Hancock Regional Manager John K. Harpst Loan Operations Manager Joshua J. Hucul Credit Department Manager Scott A. Jennings Collections and Special Assets Department Manager Bart E. Jonker Risk Management Bonnie K. Koehn Client Development Todd J. LaVictoire Controller Robert G. Michel Operations John M. Mousel Financial Advisor Carrie Olson Client Development Jason A. Parker Commercial Loan Officer Robert C. Robbins Commercial Loan Officer Paul E. Tucker IT Manager OFFICERS Candace J. Bouwkamp Assistant Controller Alyshia M. Curnett Branch Manager Russell K. DeMond Network Administrator Officer Lianna L. den Dulk Human Resources Officer Carla J. Freeland Branch Manager Stacy A. Helsel Branch Manager Kelee J. Iwaniw Branch Manager Eunice Lopez-Martin Branch Manager Tina M. Orchard Branch Manager Ileana A. Orr Branch Manager Susan K. Purcell Branch Manager Konrad M. Raclawski Branch Manager Timothy R. Shangle Digital Channels and Marketing Officer Journee R. Veltkamp Branch Manager ASSISTANT VICE PRESIDENTS Veronica M. Bishop Call Center Manager Skylet A. Cummings Branch Manager Lee J. Decker Consumer Loan Manager Aaron M. Griffin Commercial Loan Officer Jason J. Herbig MIS Network Administrator Lori J. O’Brien Loan Operations Maria J. Roossinck Operations Manager Laura Zurek Consumer Loans our vision to be the best bank in Michigan.

FORWARD-LOOKING STATEMENTS This annual report contains forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “is likely,” “plans,” “predicts,” “projects,” “may,” “could,” “look forward,” “continue”, “future” and variations of such words and similar expressions are intended to identify such forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of ChoiceOne and County with respect to their planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, cost savings, the tangible book value earn-back period and other operating and return metrics), and the timing of the closing of the transaction. These statements reflect current beliefs as to the expected outcomes of future events and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions (“risk factors”) that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied or forecasted in such forward-looking statements. Furthermore, neither ChoiceOne nor County undertake any obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise. Such risks, uncertainties and assumptions, include, among others, the following: the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure of either ChoiceOne or County to obtain shareholder approval, or to satisfy any of the other closing conditions to the transaction on a timely basis or at all; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where ChoiceOne and County do business, or as a result of other unexpected factors or events; the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; and the outcome of any legal proceedings that may be instituted against ChoiceOne or County; Additional risk factors include, but are not limited to, the risk factors described in Item 1A in ChoiceOne Financial Services, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2018. Important Additional Information and Where to Find It This communication is being made in respect of the proposed merger transaction between ChoiceOne and County. In connection with the proposed merger, ChoiceOne will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of ChoiceOne and County and a Prospectus of ChoiceOne, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/ Prospectus will also be sent to ChoiceOne and County shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A free copy of the Joint Proxy Statement/Prospectus, once available, as well as other filings containing information about ChoiceOne and County, may be obtained at the SEC’s Internet site http://www.sec.gov. You will also be able to obtain these documents, free of charge, from ChoiceOne by accessing ChoiceOne’s website at http://www.choiceone.com (which website is not incorporated herein by reference) [or from County by accessing County’s website at http://www.lakestonebank.com (which website is not incorporated herein by reference)]. Copies of the Joint Proxy Statement/Prospectus once available can also be obtained, free of charge, by directing a request to ChoiceOne, 109 East Division Street, Post Office Box186, Sparta, 49345, Attention: Mr. Thomas L. Lampen, or by calling 616-887-7366, or to County, 83 West Nepessing Street, Post Office Box 250, Lapeer, Michigan 48446, Attention: Bruce Cady, or by calling 810-664-2977. Participants in Solicitation ChoiceOne and County and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ChoiceOne and County shareholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

AWARD WINNING 2018 National Top 20 Most Innovative Community Bank Independent Banker 2018 Best of FinXTech Startup Innovation Finalist Bank Director 2018 Newsmaker of the Year Nominee in Finance Business journal 2018 National Bank Marketing Video Award Nominee American Bankers Association. 2018 BAI Global Innovation Awards Nominee BAI. 2018 National Community Bank Service Award ICBA CUSTOMER SERVICE CENTER Local: 616.887.7366 Toll Free: 888.775.6687 Nosotros Hablamos Espanol: 616.887.2342 ChoiceOne Bank Hole Linea BANKING LOCATIONS Cedar Springs 4170 17 Mile Rd NE Cedar Springs, MI 49319 Comstock Park 5050 Alpine Ave NW Comstock Park, MI 49321 5960 Alpine Ave NW Comstock Park, MI 49321 ATM Only Coopersville 661West Randall Coopersville, MI 49404 Egelston 5475 East Apple Ave Muskegon, MI 49442 Fremont 1423 West Main St Fremont, MI 49412 Grand Rapids 330 Market Avenue SW Grand Rapids, MI 49503 Grant 10 West Main St Grant, MI 49327 Kent City 450 W Muskegon Kent City, MI 49330 Newaygo 246 West River Valley Newaygo, MI 49337 Ravenna 3069 Slocum Rd Ravenna, MI 49451 Rockford Belding Road Office 6795 Courtland Dr Rockford, MI 49341 Division Office 590 E Division St NE Rockford, MI 49341 2270 10 Mile Rockford, MI 49341 ATM Only Sparta Main Office 109 E. Division Sparta, MI 49345 Appletree Office 416 W. Division Sparta, MI 49345 CORPORATE AND SHAREHOLDER INFORMATION Market Makers in ChoiceOne Financial Services, Inc. Stock Boenning & Scattergood, Inc. 200 Barr Harbor Drive, Suite 300 West Conshohocken, PA 19428-2979 800.883.1212 D.A. Davidson & Co. 3773 Attucks Drive Powell, OH 43065 800.394.9230 Raymond James & Associates 2060 East Paris Avenue SE Suite 250 Grand Rapids, MI 49546 616.974.3380 Stifel, Nicolaus & Company, Inc. 5181 Cascade Road SE Grand Rapids, MI 49546 616.224.1553 STOCK REGISTER AND TRANSFER AGENT Continental Stock Transfer & Trust Company 1 State Street, 30th Floor New York, NY 10004 212.509.4000 ChoiceOne FINANCIAL SERVICES, INC. www.ChoiceOne.com